SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)

PC CONNECTION, INC.

(Name of Issuer)

Common Stock par value $.01 per share

(Title of Class of Securities)

69318J100

(CUSIP Number)

Patricia Gallup

David Hall

1998 PC Connection Voting Trust

PC Connection, Inc.

Rt. 101A, 730 Milford Road

Merrimack, New Hampshire 03054

(603) 683-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2012

(Date of Event, Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f), or 13d-1(g), check the following box.  ☐

CUSIP No. 69318J100	13D	Page 2 of 9

1	Names of Reporting Persons Patricia Gallup I.R.S. Identification for Nos. of Above Persons
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 515,000
	8)	Shared Voting Power 15,753,188
	9)	Sole Dispositive Power 8,384,094
	10)	Shared Dispositive Power 15,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,399,094
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (11) 32.4%(1)
14	Type of Reporting Person IN

(1)	Based upon 25,934,074 shares of PC Connection, Inc. Common Stock outstanding on January 31, 2013.

CUSIP No. 69318J100	13D	Page 3 of 9

1	Names of Reporting Persons David Hall I.R.S. Identification for Nos. of Above Persons
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 99,695
	8)	Shared Voting Power 15,738,188
	9)	Sole Dispositive Power 7,968,789
	10)	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,968,789
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (11) 30.7%(1)
14	Type of Reporting Person IN

(1)	Based upon 25,934,074 shares of PC Connection, Inc. Common Stock outstanding on January 31, 2013.

CUSIP No. 69318J100	13D	Page 4 of 9

1	Names of Reporting Persons 1998 PC Connection Voting Trust I.R.S. Identification for Nos. of Above Persons
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 15,723,188(1)
	8)	Shared Voting Power 0
	9)	Sole Dispositive Power 0
	10)	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (11) 0%(2)
14	Type of Reporting Person OO

(1)	Based upon 25,934,074 shares of PC Connection, Inc. Common Stock outstanding on January 31, 2013.
(2)	See Item 6.

CUSIP No. 69318J100	13D	Page 5 of 9

This Amendment No. 1 (“Amendment No. 1”) amends the statement on Schedule 13D initially filed on April 23, 2004 (the “Original Filing”) by Patricia Gallup, David Hall and the 1998 PC Connection Voting Trust (collectively, the “Reporting Parties”) with respect to common stock, par value $0.01 per share (the “Common Stock”), of PC Connection, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing. This Amendment No. 1 is being made to disclose the disposition of securities of the Issuer. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Parties in the Original Filing.

Item 2. Identity and Background.

Item 2 of the Original Filing is hereby amended and restated in its entirety as follows:

(a) - (f) This Schedule is filed on behalf of Patricia Gallup, with a principal place of business and principal office located at Rt. 101A, 730 Milford Road Merrimack, New Hampshire 03054. The principal occupation of Ms. Gallup is Chairman of the Board of Directors and Chief Administrative Officer of the Issuer. During the last five years, Ms. Gallup has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, Ms. Gallup has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such proceeding was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Gallup is a US citizen.

This Schedule is filed on behalf of David Hall, with a principal place of business and principal office located at Rt. 101A, 730 Milford Road Merrimack, New Hampshire 03054. The principal occupation of Mr. Hall is as a Business Analyst for the Issuer and a member of the Board of Directors of the Issuer. During the last five years, Mr. Hall has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, Mr. Hall has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such proceeding was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Hall is a US citizen.

This Schedule is filed on behalf of the 1998 PC Connection Voting Trust, with a principal place of business and principal office located at Rt. 101A, 730 Milford Road Merrimack, New Hampshire 03054. During the last five years, the 1998 PC Connection Voting Trust has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such proceeding was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The 1998 PC Connection Voting Trust is governed by US law.

Item 5. Interest in Securities of the Issuer.

The percentages below are based on 25,934,074 shares of Common Stock outstanding on January 31, 2013.

(a)-(b)

Ms. Gallup beneficially owns 8,399,094 shares of Common Stock, representing 32.4% of Common Stock as of the date of filing this statement. This amount includes 15,000 shares of Common Stock held by Ms. Gallup’s spouse, as to which Ms. Gallup disclaims beneficial ownership. Ms. Gallup has the sole power to vote or direct the vote of 515,000 shares; Ms. Gallup has the shared power to vote or direct the vote of 15,753,188 shares; Ms. Gallup has the sole power to dispose or direct the disposition as to 8,384,094 shares; and Ms. Gallup has the shared power to dispose or direct the dispostion as to 15,000 shares.

Mr. Hall beneficially owns 7,968,789 shares of Common Stock, representing 30.7% of Common Stock as of the date of filing this statement. Mr. Hall has sole power to vote or direct the vote as to 99,695 shares; Mr. Hall has the shared power to vote or direct the vote as to 15,738,188 shares; and Mr. Hall has the sole power to dispose or direct the disposition as to 7,968,789 shares.

The 1998 PC Connection Voting Trust has the shared power to vote or direct the vote of 15,738,188 shares of Common Stock, representing 60.7% of Common Stock as of the date of filing this statement.

(c) See Schedule 5(c) attached hereto.

CUSIP No. 69318J100	13D	Page 6 of 9

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following paragraph to the end:

On December 14, 2012, Ms. Gallup and Mr. Hall entered into a Stock Purchase Agreement with the Issuer, pursuant to which the Issuer bought back 300,000 shares of Common Stock from each of Ms. Gallup and Mr. Hall at a price per share of $10.578, which is based on the volume weighted-average share price of the Issuer’s stock for the fifteen trading days ended December 13, 2012.

Item 7. Material to be Filed as Exhibits. The following documents are filed as exhibits to this statement:

Exhibit 1.**	Joint Filing Agreement, dated as of February 11, 2013, by and among the Reporting Parties.

Exhibit 2.	Form of 1998 PC Connection Voting Trust Agreement among the Registrant, Patricia Gallup individually and as a trustee, and David Hall individually and as trustee (Incorporated by reference from the exhibits filed with the Company’s registration statement (333-41171) on Form S-1 filed under the Securities Act of 1933).

Exhibit 3.	Stock Purchase Agreement, dated December 14, 2012, by and among PC Connection, Inc., Patricia Gallup and David Hall (Incorporated by reference from Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 17, 2012).

**	Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2013	By:	/s/ Patricia Gallup

Patricia Gallup

Date: February 11, 2013	By:	/s/ David Hall

David Hall

1998 PC Connection Voting Trust

Date: February 11, 2013	By:	/s/ Patricia Gallup

Patricia Gallup, as Trustee

Date: February 11, 2013	By:	/s/ David Hall

David Hall, as Trustee

PC Connection, Inc.

Date: February 11, 2013	By:	/s/ Joseph Driscoll

Joseph Driscoll Senior Vice President, Treasurer, and Chief Financial Officer

EXHIBIT INDEX

Exhibit 1.**	Joint Filing Agreement, dated as of February 11, 2013, by and among the Reporting Parties.

Exhibit 2.	Form of 1998 PC Connection Voting Trust Agreement among the Registrant, Patricia Gallup individually and as a trustee, and David Hall individually and as trustee (Incorporated by reference from the exhibits filed with the Company’s registration statement (333-41171) on Form S-1 filed under the Securities Act of 1933).

Exhibit 3.	Stock Purchase Agreement, dated December 14, 2012, by and among PC Connection, Inc., Patricia Gallup and David Hall (Incorporated by reference from Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 17, 2012).

**	Filed herewith

Schedule 5(c)

The following are transactions effected by the Reporting Persons in the last sixty 60 days:

On December 14, 2012, Ms. Gallup entered into a Stock Purchase Agreement with the Issuer, pursuant to which the Issuer purchased 300,0000 shares of Common Stock from Ms. Gallup at a price per share of $10.578, which is based on the volume weighted-average share price of the Issuer’s stock for the fifteen trading days ended December 13, 2012.

On December 14, 2012, Mr. Hall entered into a Stock Purchase Agreement with the Issuer, pursuant to which the Issuer purchased 300,0000 shares of Common Stock from Mr. Hall at a price per share of $10.578, which is based on the volume weighted-average share price of the Issuer’s stock for the fifteen trading days ended December 13, 2012.

On December 7, 2012, Mr. Hall gifted 25,000 shares of Common Stock to a charity that operates on land and in a building owned by Mr. Hall. The charity sold some of these shares as set forth below:

Date	Number of Shares	Weighted Average Price
12/10/2012	1,530	10.3282
12/11/2012	8,600	10.3856
2/11/2013	5,000	14.6050

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k), promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission this Statement on Schedule 13D (the “Statement”) to which this Joint Filing Agreement (the “Agreement”) is attached as an exhibit and any future amendments thereto, and agree that such Statement is filed on behalf of each of them.

EXECUTED as a sealed instrument this 11th day of February 2013.

By:	/s/ Patricia Gallup

Patricia Gallup

By:	/s/ David Hall

David Hall

1998 PC Connection Voting Trust

By:	/s/ Patricia Gallup

Patricia Gallup, as Trustee

By:	/s/ David Hall

David Hall, as Trustee

PC Connection, Inc.

By:	/s/ Joseph Driscoll

Joseph Driscoll Senior Vice President, Treasurer, and Chief Financial Officer